Exhibit 99.2

EXECUTION VERSION

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of November 19, 2018 (this “Agreement”), is entered into by and among Bioblast Pharma Ltd., an Israeli company (the “Company,” or “Bioblast”), Enlivex Therapeutics Ltd., an Israeli company (“Enlivex”), Dr. Dalia Megiddo, as the Holders’ Representative (as defined herein), Computershare Inc., a Delaware corporation, as Rights Agent (the “Rights Agent”) and as initial CVR Registrar (as defined herein) and Altshuler Shaham Trusts Ltd. (“Altshuler” or the “Successor Holders’ Representative”).

RECITALS

WHEREAS, the Company, Enlivex and TreBlast Ltd., an Israeli company and wholly owned subsidiary of Bioblast (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated November 19, 2018 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Transaction Agreement”), pursuant to which Merger Sub will merge with and into Enlivex, with Enlivex surviving the merger as a wholly owned subsidiary of Bioblast (the “Merger”); and

WHEREAS, pursuant to the Transaction Agreement the Company, Enlivex and Merger Sub have agreed that the Company enter into this Agreement and issue one non-transferrable CVR with respect to each Ordinary Share as of the Record Date; and

WHEREAS, the Company has done all things necessary to make the CVRs, when issued in accordance with the Transaction Agreement and pursuant to this Agreement, the valid obligations of the Company.

NOW, THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

Article I.
DEFINITIONS

Section 1.1. Definitions.

(a)          For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i)          the terms defined in this Article I have the meanings assigned to them in this Article I, and include the plural as well as the singular;

(ii)         all accounting terms used herein and not expressly defined herein shall have the meanings assigned to such terms in accordance with United States generally accepted accounting principles (U.S. GAAP), as in effect on the date hereof;

(iii)        the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(iv)        unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, partnerships and other Persons and vice versa; and

(v)         all references to “including” shall be deemed to mean including without limitation.

(b)          Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Transaction Agreement. The following terms shall have the meanings ascribed to them as follows:

“Affiliate” means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including, without limitation, any general partner, limited partner, member, officer, director or manager of such Person and any venture capital or private equity fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person. For purposes of this definition, the terms “controls,” “controlled by,” or “under common control with” means the possession, direct or indirect, of power to direct or cause the direction of management or policies (whether through ownership of voting securities, by contract or otherwise).

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to remain closed.

“Calendar Year” means the period beginning on the Effective Date and ending on December 31 of the year in which the Effective Date occurs, and, thereafter, January 1 through and including December 31 of each year.

“CVR Certificate” has the meaning set forth in Section 2.6(a).

“CVR Payment Amount” has the meaning set forth in Section 2.5(a).

“CVR Payment Date” has the meaning set forth in Section 2.6(b).

“CVR Register” has the meaning set forth in Section 2.3(c).

“CVR Registrar” has the meaning set forth in Section 2.3(c).

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“CVR Year” means the period beginning on the Effective Date and ending on December 31 of the year in which the Effective Date occurs, and, thereafter, January 1 through and including the earlier of: (i) December 31 of each year; and (ii) the Termination Date.

“CVRs” means contingent value rights issued by Bioblast pursuant to the Transaction Agreement and this Agreement, pursuant to which the Holders are to receive contingent cash payments or other consideration pursuant to this Agreement, and each is referred to individually as a “CVR.”

“Effective Date” means the date on which the Effective Time occurs.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Holders’ Representative” means the representative of the Holders named in the preamble, until a successor Holders’ Representative shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Holders’ Representative” shall mean such successor Holders’ Representative.

“Last CVR Entitlement Date” means the last date on which an entitlement arises to receive consideration in accordance with this Agreement under any Trehalose Transaction Agreement.

“Majority of CVR Holders” means, as of any date, the Holders holding a majority of the outstanding CVRs as of such date; for this purpose, CVRs beneficially owned by the Company or by any Affiliate of the Company shall be considered as though not outstanding.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president or chief financial officer of the applicable party in his or her capacity as such an officer, and delivered to the Rights Agent.

“Ordinary Shares” means the ordinary shares NIS 0.05 par value per share of the Company.

“Permitted Transfer” means a transfer of one or more CVRs (i) upon death of a Holder by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, or (iii) pursuant to a court order; provided that as a condition to any such transfer, in each case, any such transferee under clause (i), (ii) or (iii) shall take each such CVR subject to the terms and conditions of this Agreement and shall agree in a writing delivered to the Company and the Rights Agent (in the form required by the Rights Agent) to be bound hereby.

“Person” means any natural person, corporation, partnership, limited liability company, trust, estate, other firm or entity or governmental body.

“Program Termination Date” has the meaning set forth in Section 2.4(c).

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“Rights Agent” means the Rights Agent named in the Preamble to this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rights Agent Fees and Expenses” has the meaning set forth in Section 3.3(g).

“Surviving Person” has the meaning set forth in Section 6.3.

“Termination Date” has the meaning set forth in Section 8.1.

“Transaction Expenses” means the following to the extent incurred after the Effective Date, provided that any following item is substantiated with a receipt or other reasonable proof of payment: (i) all out of pocket accountable development and transaction costs, fees and expenses (including, without limitation, any broker fees, finder’s fees, advisory fees, accountant or attorney’s fees) incurred by Bioblast or any of its subsidiaries or Affiliates in connection with a Trehalose Transaction, (ii) any taxes incurred or paid by Bioblast or any of its subsidiaries or Affiliates in connection with Trehalose Transaction (including, without limitation, transfer or similar taxes imposed by any jurisdiction, (iii) all other out of pocket accountable expenses of Bioblast and any of its subsidiaries or affiliates directly relating to (a) any Trehalose Transaction, (b) the discharge of Bioblast’s obligations under this Agreement and any Trehalose Transaction Agreement and (c) actions taken by Bioblast under or in connection with any Trehalose Transaction Agreement, and (iv) any out of pocket accountable expense relating to the Company’s obligations under Section 3.3(f) (indemnification of Rights Agent), Section 3.3(g) (Rights Agent Fees and Expenses), Section 5.4 (Indemnification), Section 5.5 (Holders’ Representative Fees and Expenses), and Section 6.2 (Israeli Court Approval).

“Trehalose” means the Company’s investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), including the Company’s owned or licensed intellectual property related thereto (including such other intellectual property related thereto that the Company otherwise has the right to use), as it exists on the date hereof.

“Trehalose Transaction” has the meaning set forth in Section 2.4(a).

“Trehalose Transaction Agreement” has the meaning set forth in Section 2.4(c).

“Trehalose Transaction Term” has the meaning set forth in Section 2.4(a).

Article II.
CONTINGENT VALUE RIGHTS; TREHALOSE TRANSACTION

Section 2.1. Issuance of CVRs; Appointment of Rights Agent.

(a)          At the Effective Time, Bioblast shall issue to Holders one CVR for each Ordinary Share held of record by such Holder as of a date to be determined by the Board (the “Record Date”).

(b)          Bioblast hereby appoints the Rights Agent in accordance with the express terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment.

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(c)          Distribution of any CVR Payment Amount to Holders shall be made in accordance with such Holder’s proportion of the aggregate outstanding CVRs as reflected in the CVR Register from time to time.

Section 2.2. Nontransferable.

The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of any CVR or any right or interest therein, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3. No Certificate; Registration; Registration of Transfer; Change of Address.

(a)          The CVRs shall be issued in book-entry form only and shall not be evidenced by a certificate or other instrument.

(b)          The Company shall furnish or cause to be furnished to the Rights Agent in such form as the Company receives from its transfer agent (or other agent performing similar services for the Company), and which is reasonably satisfactory to the Rights Agent, the names, addresses and numbers of Ordinary Shares held as of the Record Date of those Persons entitled to receive CVRs pursuant to this Agreement and the Transaction Agreement.

(c)          The Rights Agent shall keep a register (the “CVR Register”) for the registration of CVRs. The Rights Agent is hereby initially appointed as the CVR registrar and transfer agent (“CVR Registrar”) for the purpose of registering CVRs and transfers of CVRs as herein provided. Upon any change to the identity of the Rights Agent in accordance with the terms of this Agreement, the successor Rights Agent shall automatically also become the successor CVR Registrar.

(d)          Subject to the restriction on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument or instruments of transfer and accompanied by a signature guarantee and such other documentation as the Rights Agent or CVR Registrar may reasonably request, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders or by a duly authorized attorney-in-fact, setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written request and materials, the CVR Registrar shall, subject to its reasonable determination that the transfer instrument is in proper form, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Bioblast, evidencing the same right and shall entitle the transferee to the same benefits and rights under this Agreement, as those previously held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio. Any transfer or assignment of the CVRs shall be without charge (other than the cost of any transfer tax which shall be the sole responsibility of the transferor) to the Holder.

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(e)          A Holder may make a written request to the CVR Registrar to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the CVR Registrar shall promptly record the change of address in the CVR Register.

Section 2.4. Trehalose Transaction; Program and CVR Termination.

(a)          During the period commencing on the Closing Date and ending on the one-year anniversary of the Closing Date (the “Trehalose Transaction Term”), the Company hereby authorizes the Holders’ Representative, and the Holders’ Representative hereby agrees to use its commercially reasonable efforts, to negotiate the terms of a transaction for the partnering, licensing or sale of all or any part of Trehalose to a third party for the purposes of the development of Trehalose (a “Trehalose Transaction”). The Holders’ Representative shall be solely responsible for all matters and actions in respect of any Trehalose Transaction, including, without limitation, identifying appropriate third parties, negotiating with such third parties and, subject to Section 2.4(b), consummating any Trehalose Transaction. The Company shall reasonably assist the Holders’ Representative in respect of any Trehalose Transaction, including providing the Holders’ Representative with access to the Company’s books, records, documents and intellectual property directly related to Trehalose.

(b)          The Company undertakes to reasonably support (which support shall not require the incurrence of any cost or expense except to the extent required hereunder and for which the Company is entitled to reimbursement hereunder) any proposed Trehalose Transaction presented by the Holders’ Representative and to approve entry into such transaction, unless the Board shall have reasonably determined that such Trehalose Transaction would (i) subject the Company to any material cost, expense (other than a Transaction Expense that would not materially and adversely affect the Company’s liquidity or financial position) or undertaking (including any material use of the Company’s personnel) or otherwise subject the Company to any material liability, or (ii) reasonably cause a breach of or otherwise be inconsistent with the Board’s fiduciary duties.

(c)          If the Company, together with each other party thereto, shall not have entered into a definitive binding agreement in respect of a Trehalose Transaction (a “Trehalose Transaction Agreement”) during the Trehalose Transaction Term, then, any time thereafter the Board may, in its sole discretion, elect to (i) continue the Trehalose program, (ii) discontinue the Trehalose program for any reason or (iii) take any other action with respect to the Trehalose program (the date of such election, the “Program Termination Date”). This Agreement and all CVRs shall terminate automatically, and without any action on the part of the Company, the Rights Agent, any Holder, the Holders’ Representative or any other Person, on the Program Termination Date.

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Section 2.5. CVR Payment Amounts.

(a)          Bioblast shall deliver to the Rights Agent for the ratable benefit of the Holders, in accordance with the payment procedures set forth in Section 2.6, any consideration (whether cash, stock or otherwise) that the Company received in connection with the Trehalose Transaction Agreement(s) (“Trehalose Consideration”) net of all Transaction Expenses not previously reimbursed to Bioblast (such net consideration distributed, a “CVR Payment Amount”). Notwithstanding the foregoing, in connection with the first payment under this Section 2.5(a) of the CVR Payment Amount (the “First CVR Payment”), Bioblast shall be entitled to deduct therefrom, in addition to all other unreimbursed Transaction Expenses incurred by the Company to the date of such payment, an amount equal to the lesser of (i) 10% of the First CVR Payment; and (ii) $250,000 (or, in each of (i) and (ii), equivalent in value in the event the consideration to be distributed is not cash) to cover its future Transaction Expenses; provided, that any amount in cash or other consideration remaining unused on the 18 month anniversary of the Termination of this Agreement (or the equivalent in value in cash, if such deduction was made with respect to non-cash consideration that has been converted into cash) shall be deemed a CVR Payment Amount and shall be distributed to the CVR Holders. Any amount deducted from the First CVR Amount shall be held by the Company in a segregated account and shall not be commingled with the Company’s assets or be deemed part thereof. If any Trehalose Consideration received by the Company is a combination of cash and non-cash consideration, then the Company may, at its election, set off all Transaction Expenses first against the cash portion of such Trehalose Consideration before distributing any CVR Payment Amount pursuant to this Section 2.5(a).

(b)          Notwithstanding anything to the contrary contained herein, after the Company shall have paid to the Rights Agent, for the ratable benefit of the Holders, CVR Payment Amounts aggregating $20,000,000, then all subsequent consideration received by the Company, the Rights Agent, the Holders’ Representative or otherwise shall be split 50% to the Company, and the CVR Payment Amounts shall represent only 50% of the consideration received less any Transaction Expenses for which the Company shall have not been reimbursed.

Section 2.6. Payment Procedures.

(a)          Within ten (10) days following receipt of any consideration under Section 2.5(a) above, Bioblast shall deliver to the Rights Agent (x) an Officer’s Certificate certifying the CVR Payment Amount, if any, received by Bioblast, with a copy to the Holders’ Representative (the “CVR Certificate”) and (y) the CVR Payment Amount. If the CVR Payment Amount is to be paid in cash, then such amount will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent, the applicable CVR Payment Amount, if any.

(b)          On or prior to the tenth Business Day immediately following Bioblast’s delivery of the CVR Certificate and the applicable CVR Payment Amount to the Rights Agent in accordance with Section 2.6(a), the Rights Agent shall (i) send each Holder a copy of such CVR Certificate to such Holder’s registered address and (ii) distribute the CVR Payment Amount, if any, to the Holders pro rata in accordance with their respective CVRs as reflected on the CVR Register, by checks (if such payment is to be made in cash) mailed to the respective addresses of such Holders as reflected in the CVR Register (the earlier of such tenth Business Day and the date on which the Rights Agent distributes the CVR Payment in accordance with this Section 2.6(b), in each case if a CVR Payment Amount shall be been required to have been delivered to the Rights Agent in accordance with Section 2.6(a), the “CVR Payment Date”).

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(c)          Bioblast shall be entitled to deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount otherwise payable pursuant to this Agreement, such amounts as Bioblast or the applicable subsidiary of Bioblast is required to deduct and withhold with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law, including Israeli tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holders in respect of which such deduction and withholding was made. To the extent the deduction or withholding of any amounts pursuant to this Section 2.6(c) requires a ruling from the Israeli Tax Authority with respect to withholding obligations or tax deference, the Holders’ Representative shall use its commercially reasonably efforts to obtain such ruling, and the Company shall reasonably cooperate with the Holders’ Representative in respect thereof. The Company and the Holders’ Representative may agree to defer any payment of the CVR Payment Amount as needed to secure a tax ruling or other procedure that would allow Bioblast to refrain from deducting or reduce the amount to be deducted, at source from the CVR Payment Amount. For the avoidance of doubt, any liability or expense incurred by the Company in respect of its compliance with this Section 2.6(c) shall be a Transaction Expense.

(d)          Any portion of a CVR Payment Amount that remains undistributed by the Rights Agent to the Holders (including by means of uncashed checks or invalid addresses on the CVR Register) six (6) months after the relevant CVR Payment Date shall be delivered by the Rights Agent to Bioblast, and any Holder shall thereafter look only to Bioblast for payments of such CVR Payment Amount, without interest, but such Holder shall have no greater rights against Bioblast than those accorded to general unsecured creditors of Bioblast under applicable law. Neither Bioblast nor the Rights Agent shall be liable to any Holder in respect of any cash delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar law. If any checks delivered pursuant to the provisions hereof shall not have been cashed prior to the date on which the cash in respect of such checks would otherwise escheat to or become the property of any governmental authority, any cash in respect of such checks shall, to the extent permitted by law, immediately prior to such time become the property of Bioblast. Thereafter, Bioblast shall be responsible for compliance with unclaimed property obligations.

Section 2.7. Annual Reporting.

(a)          If the Company shall not have delivered a CVR Certificate pursuant to Section 2.6(a), in any CVR Year, then, no later than January 31st of the following Calendar Year, the Company shall deliver to the Rights Agent, with a copy to the Holders’ Representative, an Officer Certificate indicating that no CVR Payment Amount was due in respect of such CVR Year (a “Non-Achievement Certificate”). The Rights Agent shall promptly (and in no event later than ten (10) Business Days after receipt thereof) send each Holder a copy of the Non-Achievement Certificate at the address reflected in the CVR Register as of the date the Rights Agent received such Non-Achievement Certificate.

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(b)          Upon written demand by the Holders’ Representative within thirty (30) calendar days after distribution by the Rights Agent of a Non-Achievement Certificate (the “Objection Period”), the Rights Agent shall deliver a written notice to Bioblast prepared by the Holders’ Representative (i) specifying that the Holders’ Representative objects to the determination of Bioblast set forth in the applicable CVR Certificate, and (ii) setting forth in reasonable detail the basis upon which the Holders’ Representative has determined that a CVR Payment Amount is in fact payable for the applicable CVR Year (a “Notice of Objection”). Any dispute arising from a Notice of Objection shall be resolved in accordance with the procedure set forth in Section 8.6, which decision shall be binding on the parties hereto and every Holder.

(c)          If a Notice of Objection has not been delivered to Bioblast within the Objection Period, then the applicable CVR Certificate shall not be subject to any challenge by the Holders’ Representative or any Holder, and the Rights Agent shall have no further obligations with respect to such applicable CVR Certificate.

(d)          Bioblast shall promptly furnish (and in no event later than ten (10) Business Days after receipt of a written request) to the Rights Agent all information and documentation in connection with this Agreement and the CVRs that the Rights Agent or the Holders’ Representative may reasonably request in connection with the determination of whether a CVR Payment Amount is due, which information shall be used solely in connection with this Agreement and the transactions contemplated hereby.

Section 2.8. No Voting, Dividends or Interest; No Equity or Ownership Interest in Bioblast.

(a)          The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable, if any, on the CVRs to any Holder.

(b)          The CVRs shall not represent any equity or ownership interest in the Company. The rights of the Holders are limited to those expressly set forth in this Agreement, and Holders’ sole right to receive property hereunder is the right to receive CVR Payment Amounts, if any, through the Rights Agent in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Bioblast.

(c)          By accepting a CVR, Each Holder acknowledges and agrees to the appointment and authority of the Holders’ Representative to act as the exclusive representative, agent and attorney-in-fact of such Holder and all Holders as set forth in this Agreement. By accepting a CVR, each Holder agrees that such Holder will not challenge or contest any action, inaction, determination or decision of the Holders’ Representative or the authority or power of the Holders’ Representative and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including, without limitation, the provisions related to the authority of the Holders’ Representative to act on behalf of such Holder and all Holders as set forth in this Agreement. If a Holder brings, commences, institutes, maintains, prosecutes or voluntarily aids any such action, then such Holder shall lose all rights under this Agreement and under such Holder’s CVRs, including, without limitation, the right to receive any payments under this Agreement or in connection with any CVR.

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Section 2.9. Amendments to Trehalose Transaction Agreement.

Notwithstanding anything contained herein to the contrary, Bioblast shall not amend any Trehalose Transaction Agreement, or waive any right thereunder if such amendment or waiver materially and adversely affects the rights of the Holders to receive the CVR Payment Amounts hereunder, unless the Holders’ Representative consents to each such amendment or waiver.

Section 2.10. Ability to Abandon CVRs.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Bioblast without consideration therefor.

Article III.
THE RIGHTS AGENT

Section 3.1. Certain Duties and Responsibilities.

(a)          The Rights Agent shall be authorized and protected and shall not have any liability for, or in respect of any actions taken, suffered or omitted to be taken by it in connection with this Agreement and the exercise and performance of its duties hereunder, except to the extent such liability is a result of the willful misconduct, bad faith or gross negligence of the Rights Agent (each as determined by a final, non-appealable judgment of a court of competent jurisdiction). No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it. Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees (excluding any reimbursed costs and expenses) paid by the Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b)          The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any CVR Holder with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company.

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Section 3.2. Merger or Consolidation or Change of Name of Rights Agent.

Any corporation or limited liability company or other entity into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation or limited liability company or other entity resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation or limited liability company succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation or limited liability company or other entity would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.5. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 3.2. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the CVR Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such CVR Certificates so countersigned; and in case at that time any of the CVR Certificates shall not have been countersigned, any successor Rights Agent may countersign such CVR Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such CVR Certificates shall have the full force provided in the CVR Certificates and in this Agreement.

In case at any time the name of the Rights Agent shall be changed and at such time any of the CVR Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver CVR Certificates so countersigned; and in case at that time any of the CVR Certificates shall not have been countersigned, the Rights Agent may countersign such CVR Certificates either in its prior name or in its changed name; and in all such cases such CVR Certificates shall have the full force provided in the CVR Certificates and in this Agreement.

Section 3.3. Certain Rights of Rights Agent.

The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied duties, covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a)          the Rights Agent may rely and shall be authorized and protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, power of attorney, endorsement, affidavit, letter or other paper or document believed by it to be genuine and to have been signed or presented by an officer of the proper party or parties or upon any written instructions or statements from the Company or the Holders’ Representative with respect to any matter relating to its acting as Rights Agent hereunder. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder but as to which no notice was provided, and the Rights Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith unless and until it has received such notice;

(b)          whenever the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established before taking, suffering or omitting any action hereunder, the Rights Agent may request and rely upon an Officer’s Certificate from the Company with respect to such fact or matter; and such certificate shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate. The Rights Agent shall be fully authorized and protected in relying upon the most recent instructions received from the Company. In the event the Rights Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to the Company or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from the Company, with a concurrent copy to the Holders’ Representative, that eliminates such ambiguity or uncertainty to the satisfaction of the Rights Agent;

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(c)          the Rights Agent may engage and consult with counsel (who may be legal counsel of the Company or an employee or legal counsel of the Rights Agent) and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection to the Rights Agent in respect of any action taken, suffered or omitted to be taken by it hereunder in reliance thereon in the absence of willful misconduct, bad faith or gross negligence on the part of the Rights Agent (as determined by a final, non-appealable judgment of a court of competent jurisdiction);

(d)          the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e)          the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f)          Bioblast agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, suit, settlement, cost or expense (including, without limitation, the reasonable fees and out-of-pocket expenses of legal counsel), incurred without willful misconduct, bad faith or gross negligence on the part of the Rights Agent (the occurrence of each as determined by a final, non-appealable judgment of a court of competent jurisdiction), for any action taken, suffered or omitted to be taken by the Rights Agent in connection with the acceptance and administration of this Agreement, or the exercise or performance of its duties hereunder, including, without limitation, the reasonable out of pocket costs and expenses of defending against any claim of liability hereunder and in enforcing this right of indemnification;

(g)          the Company agrees to pay to, and shall be liable for, the Rights Agent fees and expenses in connection with this Agreement (“Rights Agent Fees and Expenses”), as set forth on Schedule 1 hereto, and further including reimbursement of the Rights Agent for all taxes and charges, reasonable out-of-pocket expenses and other charges of any kind and nature, including reasonable fees and expenses of the Rights Agent’s counsel and agent, (other than taxes measured by the Rights Agent’s net income), paid or incurred by the Rights Agent in connection with the preparation, negotiation, delivery, amendment, administration and execution by the Rights Agent of this Agreement and its duties hereunder;

(h)          the Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only;

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(i)           the Rights Agent shall not have any liability for or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof; nor shall it be responsible for any breach by the Company of any covenant or failure by the Company to satisfy conditions contained in this Agreement;

(j)           the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of its duties under this Agreement;

(k)          the Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Transaction Agreement or any other agreement between or among any of the Company, the Holders’ Representative or any other parties hereto, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement;

(l)           The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company, to the Holders, the Holders’ Representative or any other Person resulting from any such act, omission, default, neglect or misconduct, absent gross negligence or bad faith in the selection and continued employment thereof (which gross negligence or bad faith must be determined by a final, non-appealable judgment of a court of competent jurisdiction) and, in the event of arbitration or litigation in connection with the matters contemplated herein, the Rights Agent may, but shall not be obligated to, engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(m)          Nothing herein shall preclude the Rights Agent or any of its Affiliates from acting in any other capacity for the Company or for any other Person; and

(n)          The provisions of Section 3.1 and this Section 3.3 shall survive the expiration of the CVRs, the termination of this Agreement, the payment of any distributions made pursuant to this Agreement, and the resignation, replacement or removal of the Rights Agent hereunder.

Section 3.4. Resignation and Removal; Appointment of Successor.

(a)          The Rights Agent and any successor Rights Agent may resign and be discharged from its duties under this Agreement at any time by giving written notice thereof to the Company and the Holders’ Representative, specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days before the date so specified. The Company may remove the Rights Agent or any successor Rights Agent at any time by giving written notice thereof to the Rights Agent and the Holders’ Representative specifying a date when such removal shall take effect, which notice shall be sent at least thirty (30) days before the date so specified. In the event any transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice hereunder.

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(b)          If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the Holders’ Representative may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be either (a) a Person organized and doing business under the laws of the United States or of any state of the United States that is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and that has, along with its Affiliates, at the time of its appointment as Rights Agent a combined capital and surplus of at least fifty million United States dollars ($50,000,000), or (b) an Affiliate of such Person. No Rights Agent may be an Affiliate of the Company. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose; provided, that, the predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent.

(c)          The Company shall give prompt notice to the Holders’ Representative of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent. Such notice shall include the name and address of the successor Rights Agent. If the Company fails to send such notice within three (3) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause such notice to be mailed at the expense of the Company.

Section 3.5. Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to the Company, the Holders’ Representative and the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; provided, that upon the request of the Company, the Holders’ Representative or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent and shall cooperate in the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.

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Article IV.
CERTAIN COVENANTS

Section 4.1. List of Holders.

Bioblast shall furnish or cause to be furnished to the Rights Agent (with a copy to the Holders’ Representative) in such form as Bioblast receives from its transfer agent (or other agent performing similar services for Bioblast), the names, addresses and shareholdings of the Company’s holders of Ordinary Shares as of the Record Date, within ten (10) Business Days after the Effective Date.

Section 4.2. Performance of Trehalose Transaction Agreements.

Unless this Agreement and the CVRs shall have been terminated as provided herein, from and after the date hereof, Bioblast shall perform all of its material obligations under all Trehalose Transaction Agreements. The parties hereto acknowledge that pursuant to the Trehalose Transaction Agreements, third parties may be responsible for, among other things, the development, regulatory filings, marketing and commercialization associated with the relevant Products named therein.

Section 4.3. Prohibited Actions.

Bioblast shall take no action for the principal purpose of (i) reducing the amount of CVR Payment Amounts payable under this Agreement or (ii) restricting Bioblast’s ability to pay the CVR Payment Amounts hereunder.

Section 4.4. Books and Records.

Bioblast shall, and shall cause its subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders’ Representative and its representatives to determine the amounts payable hereunder.

Section 4.5. Assignments.

Except as expressly set forth in Section 3.3, Section 5.4(a), and Section 6.3, no party hereto may, in whole or in part, assign any of its rights or obligations under this Agreement without the prior written consent of the other parties.

Section 4.6. Reimbursement of Transaction Expenses.

Bioblast shall be reimbursed (or shall reimburse itself) for all Transaction Expenses incurred by Bioblast from: (x) funds in the possession of Bioblast immediately before the Closing Date, and (y) funds to be withheld, offset or otherwise retained by Bioblast in accordance with Section 2.5(a), provided, however, that Bioblast shall provide the Holders’ Representative with a report including all Transaction Expenses to be reimbursed (with copies of invoices and reasonable explanation of the nature of each expense) and provide the Holders’ Representative a reasonable opportunity to contest any of such expenses in advance of actual reimbursement thereof.

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Article V.
THE HOLDERS’ REPRESENTATIVE

Section 5.1. Appointment of Holders’ Representative.

By accepting CVRs, the Holders hereby appoint, authorize and empower the Holders’ Representative to be the exclusive representative, agent and attorney-in-fact of each Holder, with full power of substitution, to make all decisions and determinations and to act (or not act) and execute, deliver and receive all agreements, documents, instruments and consents on behalf of and as agent for each Holder at any time in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of this Agreement and to facilitate the consummation of the transactions contemplated hereby, including without limitation for purposes of (i) negotiating and settling, on behalf of the Holders, any dispute that arises under this Agreement after the Effective Date, (ii) confirming the satisfaction of Bioblast’s obligations under this Agreement, and (iii) negotiating and settling matters with respect to the amounts to be paid to the Holders pursuant to this Agreement.

Section 5.2. Authority.

The appointment of the Holders’ Representative by the Holders pursuant to Section 5.1 is coupled with an interest and may not be revoked in whole or in part (including, without limitation, upon the death or incapacity of any Holder). Subject to the prior qualifications, such appointment shall be binding upon the heirs, executors, administrators, estates, personal representatives, officers, directors, security holders, successors and assigns of each Holder. All decisions of the Holders’ Representative with respect to the transactions contemplated hereby shall be final and binding on all Holders. Bioblast and the Rights Agent shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the Holders’ Representative and any document executed by the Holders’ Representative on behalf of any Holder and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon by Bioblast. The Holders’ Representative shall not be responsible for any loss suffered by, or liability of any kind to, the Holders arising out of any act done or omitted by the Holders’ Representative in connection with the acceptance or administration of the Holders’ Representative’s duties hereunder, unless such act or omission involves gross negligence or willful misconduct on the part of the Holders’ Representative.

Section 5.3. Holders’ Representative Liability

(a)          The Holders’ Representative shall be authorized and protected and shall not have any liability for, or in respect of any actions taken, suffered or omitted to be taken by it in connection with this Agreement and the exercise and performance of its duties hereunder, except to the extent such liability is a result of the willful misconduct, bad faith or gross negligence of the Holders’ Representative (each as determined by a final, non-appealable judgment of a court of competent jurisdiction). No provision of this Agreement shall require the Holders’ Representative to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

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(b)          The Holders’ Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied duties, covenants or obligations shall be read into this Agreement against the Holders' Representative.

(c)          The Holders’ Representative may rely and shall be authorized and protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, power of attorney, endorsement, affidavit, letter or other paper or document believed by it to be genuine and to have been signed or presented by an officer of the proper party or parties or upon any written instructions or statements from the Company or the Rights Agent with respect to any matter relating to its acting as Holders’ Representative. The Holders’ Representative shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder but as to which no notice was provided, and the Holders' Representative shall be fully protected and shall incur no liability for failing to take any action in connection therewith unless and until it has received such notice.

(d)          Whenever the Holders’ Representative shall deem it necessary or desirable that any fact or matter be proved or established before taking, suffering or omitting any action hereunder, the Holders’ Representative may request and rely upon an Officer’s Certificate from the Company with respect to such fact or matter; and such certificate shall be full and complete authorization and protection to the Holders’ Representative and the Holders’ Representative shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate. The Holders’ Representative shall be fully authorized and protected in relying upon the most recent instructions received from the Company. In the event the Holders’ Representative believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Holders’ Representative hereunder, the Holders’ Representative, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to the Company or any other Person for refraining from taking such action, unless the Holders’ Representative receives written instructions from the Company that eliminates such ambiguity or uncertainty to the satisfaction of the Holders’ Representative.

(e)          The Holders’ Representative may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection to the Holders’ Representative in respect of any action taken, suffered or omitted to be taken by it hereunder in reliance thereon in the absence of willful misconduct, bad faith or gross negligence on the part of the Holders’ Representative (as determined by a final, non-appealable judgment of a court of competent jurisdiction).

(f)          The permissive rights of the Holders’ Representative to do things enumerated in this Agreement shall not be construed as a duty.

(g)          The Holders’ Representative shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises.

(h)          The Holders’ Representative shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

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(i)          The Holders’ Representative shall not have any liability for or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof; nor shall it be responsible for any breach by the Company of any covenant or failure by the Company to satisfy conditions contained in this Agreement.

(j)          The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Holders’ Representative for the carrying out or performing by the Holders’ Representative of its duties under this Agreement.

(k)          The Holders’ Representative shall not be subject to, nor be required to comply with, or determine if any Person has complied with any other agreement between or among any of the Company or any other parties hereto (unless the Holders’ Representative is a party thereto), even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

(l)          The Holders’ Representative may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Holders’ Representative shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company, to the Holders, the Rights Agent or any other Person resulting from any such act, omission, default, neglect or misconduct, absent gross negligence or bad faith in the selection and continued employment thereof (which gross negligence or bad faith must be determined by a final, non-appealable judgment of a court of competent jurisdiction) and, in the event of arbitration or litigation in connection with the matters contemplated herein, the Holders’ Representative may, but shall not be obligated to, engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder.

Section 5.4. Indemnification

(a)          Bioblast agrees to indemnify the Holders’ Representative for, and hold the Holders’ Representative harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, suit, settlement, cost or expense (including, without limitation, the reasonable fees and out-of-pocket expenses of legal counsel), incurred without willful misconduct, bad faith or gross negligence on the part of the Holders’ Representative (the occurrence of each as determined by a final, non-appealable judgment of a court of competent jurisdiction), for any action taken, suffered or omitted to be taken by the Holders’ Representative in connection with the Holders’ Representative’s exercise or performance of its duties hereunder. For the avoidance of doubt, the Holders’ Representative shall not be deemed to act in willful misconduct, bad faith or gross negligence or in breach of this Agreement if it acts in accordance with the written instructions received from the Company and/or the Holders (to the extent provided for herein).

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(b)          Promptly (but in any event within five (5) Business Days) after the receipt by the Holders’ Representative of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Holders’ Representative shall notify the Company thereof in writing. The Company shall be entitled to participate at its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding.

(c)          To remove any doubt, it is hereby confirmed and agreed that the Company shall not settle any claim or proceeding in respect of this Agreement for which the Holders’ Representative is not fully indemnified by the Company under this Agreement without the prior written consent of the Holders’ Representative, which shall not be unreasonably withheld, delayed or conditioned.

(d)          For the purposes of this Section, the terms “expense” or “loss” means any amount paid or payable to satisfy any claim, demand, request, action, suit or proceeding settled with the written consent of the Holders’ Representative, and all reasonable costs and expenses, including, but not limited to, counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

(e)          The provisions of Section 5.3 and this Section 5.4 shall survive the expiration of the CVRs, the termination of this Agreement, the payment of any distributions made pursuant to this Agreement, and the resignation, replacement or removal of the Holders’ Representative hereunder.

Section 5.5. Holders’ Representative Fees and Expenses.

The Company agrees to pay, or reimburse the Holders’ Representative promptly for, the Holders’ Representative’s out of pocket expenses reasonably incurred in connection with this Agreement and the services the Holders’ Representative provides, including, any monitoring, maintenance, prosecution, defense and any other expense associated with the intellectual property assets related to the Trehalose and a Trehalose Transaction, as well as all taxes and charges, reasonable out-of-pocket expenses and other charges of any kind and nature, including reasonable fees and expenses of counsel to Holders’ Representative (“Holders’ Representative Fees and Expenses”). In addition, and without derogating from the other provisions of this Section 5.3, upon the Successor Holders’ Representative assuming the position of the Holders’ Representative, Holders’ Representative Fees and Expenses include reimbursement of the Holders’ Representative for all taxes and charges, reasonable out-of-pocket expenses and other charges of any kind and nature, including reasonable fees and expenses of the Holders’ Representative’s counsel and agent (other than taxes measured by the Holders’ Representative’s income), paid or incurred by the Holders’ Representative in connection with the discharging of the Holders’ Representative’s duties under this Agreement. Subject to Altshuler assuming the role of Holders’ Representative in accordance with the terms of this Agreement, the Company shall pay Altshuler in respect of its performance hereunder (i) $16,000 upon the execution and delivery by all parties thereto of a Trehalose Transaction Agreement (ii) $10,000 on the first anniversary of the date on which Altshuler assumes the role of Holders’ Representative in accordance with the terms of this Agreement and (iii) $10,000 on the second anniversary of such date, in each case including VAT.

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Section 5.6. Successor Holders’ Representative.

(a)          Dr. Megiddo, in her capacity as Holders’ Representative, may resign and then be replaced by the Successor Holders’ Representative any time after the execution of this Agreement in the event that the Company shall have entered into a Trehalose Transaction Agreement. Upon Dr. Megiddo’s resignation, the Successor Holders’ Representative shall be Altshuler and shall become the Holders’ Representative for all intents and purposes of this Agreement.

(b)          The Holders’ Representative and any successor Holders’ Representative may resign and be discharged from its duties under this Agreement at any time by giving written notice thereof to the Company, specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days before the date so specified. The Company may remove the Holders’ Representative or any successor Holders’ Representative at any time by giving written notice thereof to the Holders’ Representative specifying a date when such removal shall take effect, which notice shall be sent at least thirty (30) days before the date so specified.

(c)          The Holders’ Representative may be removed for any reason or no reason by written consent of a Majority of CVR Holders. In the event that the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, a Majority of CVR Holders shall be authorized to and shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the Holders’ Representative for all purposes of this Agreement. The newly-appointed Holders’ Representative shall notify Bioblast, the Rights Agent and any other appropriate Person in writing of his or her appointment, provide evidence that a Majority of CVR Holders approved such appointment and provide appropriate contact information for purposes of this Agreement. Bioblast and the Rights Agent shall be entitled to rely upon, without independent investigation, the identity and validity of such newly-appointed Holders’ Representative as set forth in such written notice. In the event that within thirty (30) days after the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position and no successor Holders’ Representative has been so selected, Bioblast shall cause the Rights Agent to notify the Person holding the largest quantity of the outstanding CVRs (and who is not Bioblast or any Affiliate of Bioblast) that such Person is the successor Holders’ Representative, and shall be the successor Holders’ Representative hereunder. If such Person notifies the Rights Agent in writing that such Person declines to serve, the Rights Agent shall forthwith notify the Person holding the next-largest quantity of the outstanding CVRs (and who is not Bioblast or any Affiliate of Bioblast) that such next-largest-quantity Person is the successor Holders’ Representative, and such next-largest-quantity Person shall be the successor Holders’ Representative hereunder. The Holders are intended third party beneficiaries of this Section 5.4. If a successor Holders’ Representative is not appointed pursuant to the preceding procedure within sixty (60) days after the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, Bioblast shall appoint a successor Holders’ Representative.

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Article VI.
ADDITIONAL UNDERTAKINGS

Section 6.1. Availability of Information.

The Company will provide to the Rights Agent and the Holders’ Representative (as the case may be), all information in connection with this Agreement, the Trehalose Transactions and the CVRs that such person may reasonably request.

Section 6.2. Israeli Court Approval.

To the extent that the payment of any CVR Payment Amount requires the approval of an Israeli court (an “Israeli Court Approval”), the Holders’ Representative, with the reasonable assistance of the Company to the extent necessary, shall use its commercially reasonable efforts to obtain such court approval, including, and not limited, to the following: (i) the application and any correspondence to be filed or submitted to court shall be sent for the review of the Holders’ Representative reasonable time before its filing or submission, and in the case of the application to authorize the payment of the CVR Payment Amount at least three (3) Business days before the filing thereof; (ii) the Holders’ Representative shall coordinate and consult with the Company concerning any matter relating to obtaining the Israeli Court Approval, including the application to be filed with court, and communication to or from the court, any documentation and other written or oral communications with the Administrator General and Official Receiver in the Ministry of Justice and any creditors; (iii) retaining the services of an office acceptable to the Holders’ Representative to obtain the Israeli Court Approval; (iv) all costs relating to obtaining the Israeli Court Approval shall be borne by the Company, up to a maximum of $18,000 per application to the applicable court (provided that the Company shall not be obligated to pay for more than one application if the Board reasonably determines that reimbursement for such costs hereunder is unlikely); and (v) in the event that the Israeli Court Approval has not been obtained in full as requested, then the Holders’ Representative (or applicable party, in the direction of the Holders’ Representative) shall apply again if there shall have been a change in circumstances that justifies reapplying to the court such that the prospects of success materially increase, as the Holders’ Representative may determine.

Section 6.3. Consolidation, Merger, Sale or Conveyance.

In the event that the Company shall consolidate with or merge into any other Person or convey, transfer or lease any or all of its properties and assets that relate to Trehalose, the Company shall cause the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer, or that leases, such properties and assets of the Company (the “Surviving Person”) to assume the obligations of the Company under this Agreement and shall deliver to the Rights Agent written confirmation of the Company and Person that the requirement of this Section 6.3 has been met.

Section 6.4. Successor Substituted.

Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of properties and assets in accordance with Section 6.3, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein, and thereafter the predecessor Person shall be relieved of all obligations and covenants under this Agreement and the CVRs.

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Section 6.5. Maintaining Trehalose Program.

The Company will use commercially reasonably efforts, as reasonably determined by the Board, to maintain and, if needed, advance the Trehalose programs until the earlier of (i) the date on which the Company and the other parties thereof shall have executed and delivered a Trehalose Transaction Agreement and (ii) the Termination Date, and shall reasonably assist the Holders’ Representative, per the Holders’ Representative’s reasonable request, in negotiating potential Trehalose Transaction agreements.

Article VII.
AMENDMENTS

Section 7.1. Amendments Without Consent of the Holders or the Holders’ Representative.

(a)          Without the consent of the Holders or the Holders’ Representative, the Company, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes (provided that any amendment effected prior to the Effective Date shall also require the written consent of Enlivex):

(i)          to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein in a transaction contemplated by Section 6.3;

(ii)         to evidence the succession of another Person as a successor CVR Registrar and the assumption by any successor of the obligations of the CVR Registrar herein;

(iii)        to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(iv)        as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act; provided, that such provisions shall not adversely affect the interests of the Holders;

(v)         to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Board shall consider to be for the protection of the Holders; provided, that in each case, such provisions shall not adversely affect the interests of the Holders;

(vi)        to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that in each case, such provisions shall not adversely affect the interests of the Holders; or

(vii)       to add, eliminate or change any provision of this Agreement unless such addition, elimination or change is materially adverse to the interests of the Holders and/or to the interests of the Holders’ Representative.

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Any such amendment shall be fully valid even if such amendment is signed only by the Company and the Rights Agent, provided that any amendment effected prior to the Effective Date shall also require the written consent of Enlivex. At the request of the Company, each of the Rights Agent and the Holders’ Representative shall execute and deliver any amendment hereto contemplated by this Section 7.1(a).

(b)          Promptly after the execution by the Company and the Rights Agent (and, if required pursuant to this Agreement, Enlivex) of any amendment pursuant to the provisions of Section 7.1(a), the Company shall so notify the Holders’ Representative in writing.

Section 7.2. Amendments with Consent of Majority of CVR Holders.

(a)          Subject to Section 7.1 (which amendments pursuant to Section 7.1 may be made without the consent of the Holders), with the written consent of the Holders’ Representative, and subject to the receipt of the consent of a Majority of CVR Holders, the Company and the Rights Agent (and, prior to the Effective Date, Enlivex), may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is in any way adverse to the interests of the Holders and/or to the interests of the Holders’ Representative. Any such amendment shall be fully valid even if such amendment is signed only by the Company and the Rights Agent (and, prior to the Effective Date, Enlivex), provided, the Holders’ Representative and a Majority of CVR Holders have consented thereto in writing.

(b)          Promptly after the execution by the Company and the Rights Agent (and, prior to the Effective Date, Enlivex) of any amendment pursuant to the provisions of this Section 7.2, the Company shall mail a notice thereof by first-class mail to the Holders at their respective addresses as they shall appear on the CVR Register and to the Holders’ Representative, setting forth in general terms the substance of such amendment.

Section 7.3. Execution of Amendments.

Before executing any amendment permitted by this ARTICLE VII, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants, immunities, obligations or duties under this Agreement or otherwise. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

Section 7.4. Effect of Amendments.

Upon the execution of any amendment under this ARTICLE VII, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and the Holders’ Representative and to the extent valid and binding under applicable law every Holder shall be bound thereby.

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Article VIII.
OTHER PROVISIONS OF GENERAL APPLICATION

Section 8.1. Termination.

This Agreement and all CVRs shall terminate automatically and without any action on the part of the Company, any Holder, the Holders’ Representative, the Rights Agent or any other Person on the earlier of (i) the date on which the Transaction Agreement is terminated in accordance with its terms, (ii) the Program Termination Date; (iii) June 30th of the Calendar Year immediately following the year in which a Trehalose Transaction Agreement is terminated in accordance with its terms and not renewed or replaced on or prior such date, and (iv) June 30th of the Calendar Year immediately following the Last CVR Entitlement Date under the applicable Trehalose Transaction Agreement, whether or not such Trehalose Transaction Agreement shall have been terminated (such earlier date, the “Termination Date”), and neither this Agreement nor any CVR shall be of any force or effect thereafter, and the Company shall have no liability hereunder or thereunder (other than with respect to the Company’s obligation (x) to pay any CVR Payment Amount due and owing to the Holders in accordance with the terms of this Agreement as of the Termination Date, (y) to pay the amount, if any, payable pursuant to the proviso contained in last sentence of Section 2.5(a) and (z) to pay any amount due and owing by the Company to the Rights Agent under this Agreement as of the Termination Date); provided that Section 3.3(f), Section 5.3 and Section 5.4 shall survive any termination or expiration of this Agreement and shall remain fully effective and enforceable thereafter. For the avoidance of doubt and without limiting anything contained in the immediately preceding sentence, following the Termination Date, the Company shall have no obligation to compensate the Holders in respect of or pursuant to any transaction the Company enters into in respect of Trehalose, including, without limitation, any sale, licensing or development of Trehalose, whether by the Company or a third party.

Section 8.2. Notices to Rights Agent, the Company and Enlivex.

Any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by this Agreement shall be sufficient for every purpose hereunder if in writing and delivered personally, sent by email, sent by certified or registered mail (return receipt requested), sent by first-class mail, postage prepaid or sent by a nationally recognized overnight courier (with proof of service), addressed as follows, and shall be deemed to have been given upon receipt (with confirmation of receipt, if by email):

(i)          if to the Rights Agent, addressed to it at Computershare Inc., 250 Royall Street, Canton, MA 02021, Attn: Client Services, or at any other address subsequently furnished in writing to the Holders’ Representative, the Company and, prior to the Effective Date, Enlivex, by the Rights Agent in accordance with this Section 8.2 and Section 8.3; or

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(ii)         if to the Company, addressed (i) any time prior to the Closing Date, to Dr. Dalia Megiddo, at Dalia@ExpedioVC.com, or at any other address subsequently furnished in writing to the Rights Agent, the Holders’ Representative and, prior to the Effective Date, Enlivex, by the Company in accordance with this Section 8.2 and Section 8.3, with a copy (which shall not constitute notice), to Shy S. Baranov of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP email at sbaranov@zag-sw.com, with a copy to Enlivex at shai.novik@gmail.com; and (ii) on or after the Closing Date, to Enlivex Therapeutics Ltd. (formerly Bioblast Pharma Ltd.), Hadassah Ein Karem, POB 12167, Jerusalem, Israel 91120, Attn: Shai Novik, Executive Chairman, shai.novik@gmail.com.

Section 8.3. Notice to Holders or Representative.

Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Agreement provides for notice to the Holders’ Representative, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and personally delivered or sent by email or sent by a nationally recognized overnight courier (with proof of service) or mailed, first-class postage prepaid, to the Holders’ Representative at email Dalia@ExpedioVC.com, or at any other address subsequently furnished in writing to the Rights Agent and the Company by the Holders’ Representative in accordance with Section 8.2 and this Section 8.3.

Section 8.4. Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 8.5. Benefits of Agreement.

Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and permitted assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and permitted assigns; provided, that the Holders shall have no rights or remedies hereunder except as expressly set forth herein.

Section 8.6. Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law principals, whether of the State of Delaware or any other jurisdiction, that would cause the application of the laws of any jurisdiction other than the laws of the State of Delaware. In any action or suit among any of the Company, the Rights Agent, the Holders’ Representative and the Holders arising out of or relating to this Agreement: (a) each of the Company, the Rights Agent, Enlivex the Holders’ Representative and, to the extent valid and binding under applicable law, Holders irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action or suit is commenced in such state court, then, none of the Company, the Rights Agent, Enlivex, the Holders’ Representative and, to the extent valid and binding under applicable law, the Holders shall object to the removal of such action or suit to any federal court located in the District of Delaware; and (c) each of the Company, the Rights Agent, Enlivex, the Holders’ Representative and, to the extent valid and binding under applicable law, the Holders irrevocably waives the right to trial by jury. Notwithstanding the provisions of this section, however, any dispute (to which the Rights Agent is not a party) involving, arising out of, or related to (i) corporate governance issues concerning the Company, or (ii) distribution of assets to shareholders, shall be governed exclusively by Israeli law.

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(b)          EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF, UNDER OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.6(b).

Section 8.7. Legal Holidays.

In the event that a CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

Section 8.8. Fund.

All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of the services contemplated hereunder (the “Funds”) shall be held by the Rights Agent as agent for the Company deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for the Company. Until paid pursuant to the terms of this Agreement, The Rights Agent will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. The Rights Agent shall not be obligated to pay such interest, dividends or earnings to the Company, any Holder or any other party.

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Section 8.9. Severability Clause.

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Company, the Holders’ Representative, the Rights Agent and, prior to the Effective Date, Enlivex, agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Company, the Holders’ Representative, the Rights Agent and, prior to the Effective Date, Enlivex agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision; provided, however, that if such term or provision, whether modified by the court or the agreement of the or the other parties hereto, shall adversely affect the rights, immunities, liabilities, duties or obligations of the Rights Agent (in its sole discretion), the Rights Agent shall be entitled to resign immediately upon written notice to the Company.

Section 8.10. Counterparts.

This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties hereto by electronic transmission, including in PDF format, shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.11. Entire Agreement.

As it relates to the Rights Agent, this Agreement and the schedules and exhibits attached hereto represents the entire understanding of the parties hereto with reference to the CVRs and the other transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements made with respect to the CVRs. As it relates to the Holders’ Representative and the Holders, this Agreement represents the entire understanding of the Company, Enlivex, the Holders’ Representative and the Holders, with reference to the CVRs and the other transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements made with respect to the CVRs. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling.

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Section 8.12. Other Remedies; Specific Performance.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon the Company, the Rights Agent, the Holders’ Representative, Enlivex and the Holders will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon any of them, and the exercise by the Company, the Rights Agent, the Holders’ Representative, Enlivex or the Holders of any one remedy will not preclude the exercise of any other remedy. The Company, the Holders’ Representative, Enlivex and the Holders agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Company, the Holders’ Representative, Enlivex and the Holders shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States, the State of Israel or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Company, the Holders’ Representative, Enlivex and the Holders waives any bond, surety or other security that might be required of any other with respect thereto.

Section 8.13.  Confidentiality.

The parties hereto agree that all books, records, information and data pertaining to the business of the Rights Agent, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services provided hereunder shall remain confidential, and shall not be voluntarily disclosed to any other person, except (i) as may be required by law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions), (ii) as may be required by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, in each case including the rules and regulations promulgated thereunder, (iii) as may be required by the rules and regulations of any national securities exchange or over the counter market on which any of the Company’s securities are then listed or admitted for trading or (iv) with the prior written consent of the Rights Agent.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

BIOBLAST PHARMA LTD.

By:	/s/ Dr. Dalia Megiddo

Name:	Dr. Dalia Megiddo

Title:	Chief Executive Officer

ENLIVEX THERAPEUTICS LTD.

By:	/s/ Shai Novik

Name:	Shai Novik

Title:	Executive Chairman

Computershare Inc., as Rights Agent

By:	/s/ Collin Ekeogu

Name:	Collin Ekeogu

Title:	Manager, Corporate Actions

Dr. Dalia Megiddo, as Holders’ Representative

/s/ Dr. Dalia Megiddo

Altshuler Shaham Trusts Ltd., as Successor Holders’ Representative

By:	/s/ Ronen Solomon

Name:	Ronen Solomon

Title:	Chairman

Schedule 1

Rights Agent Fees and Expenses